Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies of CSX Corporation of our reports (a) dated February 19, 2013, with respect to the consolidated financial statements of CSX Corporation, and the effectiveness of internal control over financial reporting of CSX Corporation,  included in its Annual Report (Form 10-K) for the year ended December 28, 2012, and (b) dated June 14, 2013, with respect to the financial statements and supplemental schedule of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies, included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
February 5, 2014